UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 12, 2007

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of Permanent and Alternate Directors	2

EXHIBIT 1

GG 2007/75

Santiago, April 20, 2007

Rol S.V.S. No. 4272

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance

Dear Sir:

In accordance with Article 68 of Law 18,045 (Chilean Securities Act) and pursuant to that stated in Section II, No. 2.3.C of the General Rule (Norma de Caracter General) No. 30 of said Superintendence of Securities and Insurance, we hereby inform as follows:

At the General Ordinary Shareholders Meeting held on April 20, 2007, the Board of Directors was renewed and the following Permanent and Alternate Directors were appointed for the next three years:

Permanent Directors	Alternate Directors
Andres Gluski	Carlos Marozzi
Jorge Rodriguez Grossi	Luciano Barquin
Axel Christensen De la Cerda	Jorge Luiz Busato
Eduardo Dutrey	Bernerd Da Santos
Javier Giorgio	Edgardo Campelo
Patricio Testorelli	Fernando Pujals
Fernando Gonzalez	Martin Cordero

Cordially,

/s/ FELIPE CERON
Felipe Ceron
Chief Executive Officer
AES Gener S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 12, 2007	By:	/s/ FELIPE CERON Felipe Ceron Chief Executive Officer